SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                          1stopsale.com Holdings, Inc.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   6827A 10 3
                      (CUSIP Number of Class of Securities)

                             Donald R. Mastropietro
                         321 N. Kentucky Avenue, Suite 1
                               Lakeland, FL 33801
                                 (863) 683-5523
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 20, 2001
                          (Date of Event which Requires
                            Filing of this Schedule)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 6827A103                                                   Page 2 of 5


                                  SCHEDULE 13D
------------------------------------------------------------------------------
         1    NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     Donald R. Mastropietro
------------------------------------------------------------------------------
         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                    (b) [ ]
------------------------------------------------------------------------------
         3    SEC USE ONLY

------------------------------------------------------------------------------
         4    SOURCE OF FUNDS*
                  OO
------------------------------------------------------------------------------
         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
------------------------------------------------------------------------------
         6    CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States
------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                           11,500,000
 NUMBER OF     ---------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
  OWNED BY                     0
    EACH       ---------------------------------------------------------------
 REPORTING      9     SOLE DISPOSITIVE POWER
PERSON WITH                11,500,000
               ---------------------------------------------------------------
               10     SHARED DISPOSITIVE POWER
                               0
-------------------------------------------------------------------------------
         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                       11,500,000
-------------------------------------------------------------------------------
         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*   [ ]
-------------------------------------------------------------------------------
         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         95.2%
-------------------------------------------------------------------------------
         14   TYPE OF REPORTING PERSON*
                       IN
-------------------------------------------------------------------------------

CUSIP No. 6827A103                                                   Page 3 of 5


Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.001 par value (the "Common Stock"), of 1stopsale.com Holdings, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 1422 Chestnut Street, Philadelphia, Pennsylvania 19102-2510.

Item 2.  Identity and Background.

         (a) This statement is filed by Donald R. Mastropietro (the "Reporting Person") with respect to shares directly owned by him.

         Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

         (b) The business address of Mr. Mastropietro is 321 N. Kentucky Avenue, Suite 1 Lakeland, Florida 33801.

         (c) Mr. Mastropietro is principally engaged as the Assistant Vice President and Secretary of Intelliworxx, Inc. and is a private investor.

         (d) None of the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Mastropietro is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         On August 7, 2001, Mr. Mastropietro entered into a Pledge and Escrow Agreement (the "Loan Agreement') with Robert Smith to obtain the funds for the acquisition of the Common Stock. Pursuant to the terms of the Loan Agreement, the shares of the Company's Common Stock acquired by Mr. Mastropietro are collateral for the collection of the $450,000 loan which is due December 31, 2001 with interest at 6% per annum.

Item 4.  Purpose of Transaction.

         The shares of Common Stock deemed to be beneficially owned by Mr. Mastropietro were acquired for, and are being held for, investment purposes. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Mr. Mastropietro may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

         The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market

CUSIP No. 6827A103                                                   Page 4 of 5


or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on August 20, 2001, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 11,500,000 shares of Common Stock. As of August 20, 2001, these shares represented 95.2% of the sum of the 12,078,775 total shares of Common Stock outstanding as reported in the Company's Form 10Q for the quarterly period ended June 30, 2001.

         (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

         (c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including June 21, 2001 up to the present.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Loan Agreement, Robert Smith may become the beneficial owner of the 11,500,000 shares following a default in the Loan Agreement. Prior to such default, Mr. Smith does not have voting or dispositive power with respect to the Common Stock.

         Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 6827A103                                                   Page 5 of 5


Item 7.  Material to be Filed as Exhibits.

         1. Pledge and Escrow Agreement dated as of August 7, 2001 by and among Robert Smith, Donald R. Mastropietro and Sommer & Schneider LLP.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 29, 2001                          /s/ Donald R. Mastropietro
                                               --------------------------------
                                               Donald R. Mastropietro